Exhibit 99.1

MEDIA RELEASE

September 20, 2022

Algoma Steel Announces Results of Voting at

Annual Meeting of Shareholders

SAULT STE. MARIE, ONTARIO (September 20, 2022) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, announced today the results of voting at its virtual annual meeting of shareholders held on September 20, 2022 (the “Meeting”).

All of the nominees listed in the management information circular prepared in connection with the Meeting were elected as directors of the Company. The Company received proxies and virtual votes at the Meeting as set out below:

Nominee	Votes For	Votes Withheld	Total Votes

Mary Anne Bueschkens	54,807,492	186,310	54,993,802

James Gouin	54,947,852	45,951	54,993,803

Andy Harshaw	53,999,596	994,207	54,993,803

Michael McQuade	54,712,168	281,635	54,993,803

Brian Pratt	54,947,097	46,706	54,993,803

Eric S. Rosenfeld	52,875,489	2,118,314	54,993,803

Gale Rubenstein	54,805,557	188,245	54,993,802

Andrew Schultz	54,682,446	311,357	54,993,803

David D. Sgro	54,768,866	224,937	54,993,803

Michael Garcia	54,950,282	43,520	54,993,802

Ave G. Lethbridge	54,949,804	43,999	54,993,803

Sanjay Nakra	54,947,721	46,081	54,993,802

The Company also reports that the appointment of Deloitte LLP as the Company’s auditors for the 2022 fiscal year was passed by a majority of the votes represented at the Meeting.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

The Company’s full report of voting results on matters presented at the Meeting can be found under the Company’s profile on SEDAR at www.sedar.com and on the Securities and Exchange Commission’s EDGAR website at www.sec.gov.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. The Company’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, the Company has cost cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Today Algoma is on a transformation journey, investing in its people and processes, optimizing and modernizing to secure a sustainable future. Our customer focus, growing capability and courage to meet the industry’s challenges head-on position us firmly as your partner in steel.

For more information, please contact:

Michael Moraca

Treasurer & Investor Relations Officer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901